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April 4, 1999                                         CONTACT:
                                                      Bryant Kinney
                                                      Office: 704/382-2208
                                                      24-Hour: 704/382-8333

             DUKE ENERGY REMINDS ENDESA ADS HOLDERS TO RETURN PROXY
                          NO LATER THAN MONDAY, APRIL 5

          Company Urges ADS Holders To Vote FOR The Amendment To Raise
                   The Endesa Shareholder Concentration Limit

CHARLOTTE - Duke Energy (NYSE: DUK) is reminding all Empresa Nacional de Electricidad SA (Endesa) American Depositary Shares (ADS) holders that they must sign, date and return their proxy to their broker or bank no later than Monday, April 5 to ensure their vote is counted in the Endesa shareholder vote on the bylaw amendment to raise the shareholder concentration limit from 26 percent to 65 percent.

"The vote of all ADS holders is extremely important," said Bruce Williamson, president and chief executive officer for Duke Energy International. "Duke Energy strongly urges all ADS holders to protect the value of their investment by voting FOR the bylaw amendment to raise the shareholder concentration and making sure their proxy is counted."

Voting FOR the amendment was recommended by Institutional Shareholder Services
(ISS) in a March 29 report.

Duke Energy, through its wholly owned subsidiary Duke Energy International, has offered to purchase 51 percent of Endesa's common shares, including common shares represented by American Depositary Shares at 250 Chilean pesos per share. The offer represents a premium of approximately 48 percent over the average price of Endesa shares for the six months prior to Duke Energy's announcement of its offer. The offer cannot go forward unless the bylaw amendment is approved. The vote to amend the bylaws will occur at an extraordinary shareholders' meeting to be held on April 8 in Santiago, Chile.

ADS holders' banks or brokers must receive votes by April 5, 1999 in order to have ample time to deliver it to Citibank.

If you have any questions, or need last minute assistance in voting your ADS, please contact Innisfree M&A Incorporated at 1 - (888) 750-5834 (toll-free) or 1-212-750-5833 (international collect).

Duke Energy is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http://www.duke-energy.com.


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